CHINA INFORMATION TECHNOLOGY, INC.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
Tel: (+86) 755 8370 8333

December 19, 2011

By EDGAR Transmission

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Information Technology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 8, 2011
File No. 001-34076

Dear Mr. Gilmore:

We hereby submit the responses of China Information Technology, Inc. (the “Company”), to the comments of the staff of the Securities and Exchange Commission set forth in the Staff’s letter, dated December 6, 2011, providing the Staff’s comments with respect to the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 43

1.

In your response to comment 25 of our letter dated August 18, 2011 you indicate that the reporting units for your goodwill impairment analyses are one level below the operating segments. Your response to prior comments 9 and 19 and your disclosure on page 35 of the September 30, 2011 Form 10-Q provides goodwill by reportable segment consistent with your business segment presentation. Considering your response that reporting units for goodwill impairment analyses are one level below the operating segments, it does not appear as though you have disclosed goodwill allocated to the reporting units. In future filings please provide the disclosures requested in prior comment 9 for each reporting unit that is at risk of failing step one. Provide us with your proposed future disclosure based on your September 30, 2011 financial information.

Division of Corporation Finance
December 19, 2011

Response: We respectfully clarify that our response to comment 25 to the Staff’s letter dated August 18, 2011, which indicated that the reporting units for goodwill impairment analyses are defined as one level below an operating segment, was with respect to our fiscal year ended December 31, 2010. Since the beginning of fiscal year 2011, we have realigned our businesses into two new segments, display technology (“DT”) and information technology (“IT”) based on operational and technological similarities, type of clients, and synergies between or among business units, as described in further detail below. Thus, since the first fiscal quarter of 2011, DT and IT have been considered both operating segments and reporting units for goodwill impairment purposes.

The realignment of our operating segments occurred for the following reasons. During the first quarter of fiscal year 2011, we reviewed our long-term business strategy and focus. Based on this review, we determined that it was appropriate to realign our businesses into two new segments based on operational and technological similarities, type of clients, and synergies between or among business units. First, business operations within our IT segment are mostly software and data-related in nature. Hence, the operational methodology, sales cycle, and profit margins of our IT segment tend to be very similar. In contrast, our DT segment is characterized by mostly hardware, manufacturing, and inventory-intensive operations that have a different sales and collection cycle. Second, our IT segment deals mostly with government agencies and public entities, including hospitals, all of which tend to have longer sales and collection cycles with fewer, but larger, projects, while our DT segment focuses mostly on the private and consumer sector, which has a significantly different client acquisition methodology and much shorter collection cycle. Finally, operations within our DT segment often share synergistically similar software solutions methodologies and important knowledge resources that can reduce time needed to complete projects and increase work quality. In addition, many operations within our new IT and DT segments can effectively cross-sell to each other. For example, our traditional GIS segment solutions and services can be effectively cross-sold into our traditional DPST segment clients. Within our DT segment, there are also synergies between our multimedia device operations. For example, our interactive touch technologies can be overlaid and integrated into our large screen display technologies to create new product lines targeted to highly attractive consumer markets, such as outdoor digital marketing and digital interactive education. In addition, due to the similar operational and technological similarities, type of clients, and synergies between or among business units within each the two new operational segments, i.e. IT and DT, we have been redistributing our business and human resources among business units to maximize efficient process workflow and more effectively create innovative product lines. In view of all of the above reasons, for financial reporting purposes, we grouped the components of our business sharing similar economic characteristics into two reporting units for purposes of our goodwill impairment analysis to be the same as our new IT and DT operating segments.

Division of Corporation Finance
December 19, 2011

The following is our proposed future disclosure using our financial information as of September 30, 2011:

Prior to the beginning of the 2011 fiscal year, management reviewed our businesses so as to make investing and resource allocation decisions and assess operating performance from the perspective of our operating segments, which at the time consisted of our Geographic Information Systems (“GIS”) segment, Digital Public Security Technology (“DPST”) segment, Digital Hospital Information Systems (“DHIS”) segment, and Other Products and Services (“Other”) segment. In connection with the changes in the Company's business portfolio and realignment of management’s decision-making process, management conducted a review of its operating segments during the first quarter of 2011, which resulted in two new segments, Information Technology (“IT”), and Display Technology (“DT”). Accordingly, we reallocated our goodwill from each of the four segments to one or both of the two new segments since the first quarter of 2011. The former and current allocations of goodwill by reportable segments were as follows as at December 31, 2010:

(All amounts in U.S. dollars)

Goodwill

Former segments		Current segments
		IT	DT
		segment	segment	Total
DPST	19,363,966	2,625,551	16,738,415	19,363,966
GIS	13,416,896	4,178,278	9,238,618	13,416,896
DHIS	19,137,413	19,137,413	-	19,137,413
Other	-	-	-	-
Total	$51,918,275	$25,941,242	$25,977,033	$51,918,275

In accordance with FASB ASC topic 350, we reviewed goodwill impairment annually or more frequently if an event occurs or circumstances change that would reduce the fair value below its carrying value. Due to the Chinese government’s implementation of its monetary tightening policy, our revenue decreased significantly, especially software technology sales during the three months ended September 30, 2011. Although we do not view the slowdown of our growth as a significant adverse change in our business, to be prudent, we performed the goodwill impairment test for the nine-month period ended September 30, 2011.

We used the discounted cash flow method to estimate the fair value of goodwill. The goodwill impairment analysis is a two step test on each reporting unit. Prior to the beginning of the 2011 fiscal year, we considered each subsidiary as one reporting unit, and we used the discounted cash flow method on each reporting unit. During the first fiscal quarter of 2011, we grouped some reporting units with similar economic characteristics together and redefined our reporting units to be our IT and DT operating segments. Determining the fair value of a reporting unit involved the use of significant estimates and assumptions, such as revenue growth rate, gross profit rate, and discount rate. The average net income increase rate used in the cash flow models approximately ranged from 5% to 9% depending on the reporting unit over the initial five-year forecast period. The discount rate used in the cash flow models was approximately 12%, which was calculated by weighted average cost of capital.

Division of Corporation Finance
December 19, 2011

Based on the above calculation of our cash flow models, the test results indicated that all of the fair value of each reporting unit exceeded its carrying value. The percentage of the excess of the fair value over carrying value of our reporting units ranged from 14% to 50%. We believe that our DT segment reporting unit, whose fair value exceeded its carrying value by only approximately 14%, is at risk of failing step one of the goodwill impairment test in the future. During the nine months ended September 30, 2011, the Company put more effort in developing its DT business, and revenues generated by the reporting unit increased during this period as compared to the nine months ended September 30, 2010. Though management has confidence that it will continue to develop the fair value of our DT segment, we intend to closely monitor any event or change in circumstances that could negatively affect the key assumptions relating to this reporting unit.

Our valuation techniques could yield variable results based on changes in assumptions such as the discount rate and net income increase rate. We performed a sensitivity analysis that indicated that the discount rate ranged from 11% to 14%, the net income increase rate ranged from 4% to 8%, the fair value of each reporting unit still exceeded the carrying value, and that no goodwill impairment was required.

Goodwill by segment as of September 30, 2011 and December 31, 2010 was as follows:

(All amounts in U.S. dollars)

Goodwill	September	December
	30, 2011	31, 2010
IT Segment	$26,816,149	$25,941,242
DT Segment	26,841,420	25,977,033
Total	$53,657,569	$51,918,275

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation shall be treated as assets and liabilities of the foreign operation. Thus they shall be expressed in the functional currency of the foreign operation and shall be translated at the closing rate. As our acquired subsidiaries’ functional currency is RMB, goodwill arising on these acquisitions is denominated in RMB. As our presentation currency is USD, the change of goodwill balance represents the foreign exchange difference between each period or year end.

Division of Corporation Finance
December 19, 2011

2.

As a related matter, as requested in prior comment l9 in your next filing please disclose the changes in the allocation of goodwill among your reportable segments. Provide us with an example of this future proposed disclosure using your September 30, 2011 financial information. Refer to ASC 350-20-50-1.

Response: Please refer to our response to comment 1 above for our proposed future disclose.

Revenue Recognition, page 43

3.

In your response to comment 10 you describe the factors considered when determining whether to permit a longer payment period or provide other concessions to customers. Please tell us and in future filings disclose how you consider providing concessions in your revenue recognition policies. Clarify whether you reduce revenue at the outset of a sales arrangement for concessions based on history of the customer, the company’s history of providing concessions, or some other factors.

Response: The Company confirms that it is not the Company’s policy to provide any concessions such as permitting a longer payment period to customers who are delinquent in repaying existing receivables and that there is no history of doing so. We also do not give discounts to customers that make payments sooner than the Company’s standard customer payment schedule. Our response to prior comment 10 merely set out the circumstances that we might consider for making provision for irrecoverable debts or discontinuing sales or revenue recognition.

Item 9.A Controls and Procedures, page 47

4.

Your response to comment 18 provides a description of PRC accounting certification and accounting and auditing experience in general, but does not provide information regarding the controller’s and accounting staff’s prior experience in the application of U.S. GAAP and preparation of U.S. GAAP financial statements. In this regard, for your financial controller and accounting staff responsible for preparing the company’s U.S. GAAP financial statements, please provide us with more insight into their previous (prior to employment at the company) job responsibilities, including a better description of the U.S. GAAP- related accounting and audit work performed at their previous employers.

Response: The Company’s Financial Controller, a member of the China Institute of Certified Public Accountants, holds a bachelor’s degree of Finance from Zhongnan University of Economics and Law. Prior to joining the Company in 2009, she had worked with Ernst & Young’s Shenzhen office for over five years. While at Ernst & Young, she gained solid working experience in international financial reporting standards (“IFRS”) and Hong Kong Financial Reporting Standards (“HKFRS”) by participating in or leading audits of financial statements of listed companies which were prepared in IFRS or HKFRS. Some examples of these companies are: a) Dongfeng Motor Group Co., Ltd, a leading automobile manufacturer in China, which is listed in Hong Kong and Germany; b) Shenzhen Investment Limited, a mid-market property developer in southern China, which is listed in Hong Kong; c) Friwo Shenzhen Co., a wholly-owned subsidiary of Friwo AG, a leading supplier of chargers and power supplies, which is listed in Germany; and d) Monterrico Metals Plc, a resource development company incorporated in the United Kingdom, which is engaged in mineral exploration and development in Peru and listed in Germany.

Division of Corporation Finance
December 19, 2011

Our two financial managers have five years’ working experience in Deloitte & Touche’s Shenzhen office. While at Deloitte & Touche, they gained experience in IFRS and HKFRS by assisting in the audit of financial statements of companies prepared in IFRS and HKFRS. Examples of some of these audit clients include: a) North Mining Shares Co., Ltd., which is engaged in mining exploitation and exploration, property leasing and property management, and listed in Hong Kong; b) China Merchants Group, which is engaged in transportation and related infrastructure, financial investment and property development and management, and listed in Hong Kong; c) China National Coal Group Corporation, listed in Hong Kong; and d) China Communications Construction Company, listed in Hong Kong. In addition, one member of our financial staff is a member of the China Institute of Certified Public Accountants.

Since IFRS and U.S. GAAP are gradually converging, there is no significant variance between IFRS and U.S. GAAP insofar as they are applicable to the financial statements of the Company, and in view of the solid IFRS working experience possessed by our Financial Controller and the more senior members of our finance department together with the high quality and intensive external training courses attended by them, we believe that they are competent in the conversion of our financial statements prepared under the accounting standards of the People’s Republic of China into U.S. GAAP-compliant financial statements.

In addition, effective December 12, 2011, the Company’s board of directors appointed Mr. Daniel K. Lee, age 39, as Chief Financial Officer of the Company. Prior to joining the Company, he had been senior investment advisor with PINE Capital, LLC since May 2010. Prior to that, he was chief financial officer of Nutrastar International Inc. (OTCBB: NUIN) from November 2009 to May 2010. In this position, one of his primary responsibilities was to effectively communicate with, and manage the collection, review and delivery of all necessary information and materials to, external auditors. Moreover, Mr. Lee closely oversaw all internal accounting functions and ensured that the company’s financial statements complied with all requirements of U.S. GAAP. Previously, Mr. Lee served as managing partner of CVC Group, a financial and corporate consulting firm to Chinese companies, from December 2007 until November 2009. Earlier in his career, Mr. Lee was senior China equity analyst at Roth Capital Partners, an investment banking firm, from August 2006 to November 2007. From 1999 to 2006, Mr. Lee was an international strategic consultant and a senior financial analyst with the consulting companies SCA International and Zini & Associates. He had previously worked as an equity research analyst with Punk, Ziegel & Co. from 1997 to 1999, and prior to that had worked as a capital market analyst with Morgan Stanley & Co. from 1993 to 1997. Mr. Lee is a Chartered Financial Analyst and a Certified Public Accountant. He received an M.S. Accountancy from the Zicklin School of Business, Baruch College and a B.S. Economics with concentrations in Finance and Multinational Management from The Wharton School of the University of Pennsylvania. He therefore has substantial experience in U.S. GAAP-related accounting work.

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Division of Corporation Finance
December 19, 2011

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 75583708333, or Woon-Wah Siu, Esq. at (86) 21-6137-7924 or Louis A. Bevilacqua, Esq. at (202) 663-8158, of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel.

Sincerely,

CHINA INFORMATION TECHNOLOGY, INC.

By: /s/ Daniel K. Lee
Daniel K. Lee
Chief Financial Officer